[redacted]

SE(09057894 MISSION

BP 3/5

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SEC Mail Processing Section

FEB 26 2009

Washington, DC 105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFPC Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Road
(No. and Street)

King of Prussia	PA	19406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew O. Tierney 610-382-3829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

100 East Pratt Street, Suite 1900	Baltimore	MD	21202-1096
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/12

OATH OR AFFIRMATION

I, Matthew O. Tierney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFPC Distributors, Inc., as of and for the year ended December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Matthew Tierney
Signature

Financial and Operations Principal
Title

Judy C. Campbell State of Delaware County of New Castle exp. March 28, 2011 Feb 23 2009
Notary Public

JUDY C. CAMPBELL
NOTARY PUBLIC
STATE OF DELAWARE
My commission expires March 28, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFPC Distributors, Inc.
(SEC I.D. No. 8-45467)

Independent Auditors' Report and
Supplemental Report on Internal Control

Consolidated Financial Statements and Unconsolidated Supplemental Schedules
for the Year Ended December 31, 2008

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

PFPC Distributors, Inc.

Consolidated Financial Statements and
Unconsolidated Supplementary Information

For the Year ended December 31, 2008

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Pratt Street
Suite 1900
Baltimore MD 21202-1096
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To PFPC Distributors, Inc.

In our opinion, the accompanying consolidated statement of financial condition and the related statement of income, statement of changes in shareholder's equity, and statement of cash flows present fairly, in all material respects, the financial position of PFPC Distributors, Inc. and its subsidiaries (the "Company") at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2009

PFPC Distributors, Inc.

Consolidated Statement of Financial Condition

December 31, 2008

Assets		
Current Assets:		
Cash and cash equivalents	$	6,293,835
Investments, at fair value		401
Accounts receivable, net of allowance for doubtful accounts of $11,936		4,186,574
Interest receivable		9,928
Prepaid expenses		348,878
Total Current Assets		10,839,616
Fixed assets, net of accumulated depreciation of $36,982		0
Deferred tax asset		54,652
Income taxes receivable		449,918
Goodwill		714,363
Other assets		31,243
Total assets	$	12,089,792
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	6,750,060
Related party payable		15,226
Accrued expenses		196,327
Due to Parent		116,287
Other liabilities		298,282
Total liabilities		7,376,182
Stockholder's equity:		
Common stock, $1 par value, 200,000 shares authorized; 4 shares issued and outstanding		4
Additional paid-in capital		4,893,607
Retained earnings		(124,485)
Accumulated other comprehensive income/loss		(55,516)
Total stockholder's equity		4,713,610
Total liabilities and stockholder's equity	$	12,089,792

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Income

For the Year Ended December 31, 2008

Revenues:		
Service fees	$	5,058,401
Investment income		1,102,435
Total revenues		6,160,836
Expenses:		
Employee compensation and benefits		1,846,955
Allocated support services		1,526,460
Professional and other services		767,749
General office expenses		256,200
Total expenses		4,397,364
Income before income taxes		1,763,472
Provision for income taxes		727,072
Net income	$	1,036,400

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2008

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/Loss	Total Stockholder's Equity
	Shares	Amount				
Balances at January 1, 2008	4	$ 4	$ 11,503,463	$ 4,208,956	$ (19,680)	$ 15,692,743
Issuance of stock options	-	-	23,227	-	-	23,227
Tax benefit from exercise of PNC stock options	-	-	(20,292)	-	-	(20,292)
Minimum pension liability adjustment	-	-	-	-	(35,836)	(35,836)
Distribution to Parent	-	-	(6,612,791)	(5,369,841)	-	(11,982,632)
Net income	-	-	-	1,036,400	-	1,036,400
Balances at December 31, 2008	4	$ 4	$ 4,893,607	$ (124,485)	$ (55,516)	$ 4,713,610

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income		$ 1,036,400
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense	$ 4,343	
Deferred tax expense	21,184	
Stock option expense	23,227	
Minimum pension liability adjustment	(35,836)	
Tax benefit from exercise of PNC stock options	(20,292)	
Changes in current assets and liabilities net of sale of business:		
Decrease in accounts receivable	32,918,424	
Decrease in related party receivable	13,500	
Decrease in investments at fair value	1,751	
Decrease in interest receivable	194,240	
Increase in prepaid expenses	(168,516)	
Increase in income taxes receivable	(449,918)	
Increase in other assets	(11,123)	
Decrease in related party payable	(6,894)	
Decrease in accounts payable	(44,988,029)	
Increase in accrued expenses	70,725	
Decrease in income taxes payable	(143,122)	
Increase in due to Parent	29,013	
Increase in other liabilities	251,187	
Total adjustments		(12,296,136)
Net cash used in operating activities		(11,259,736)
Cash flows from investing activities:		
Proceeds from sale of business		54,653
Net cash provided from investing activities		54,653
Cash flows from financing activities:		
Distribution to Parent		(11,982,632)
Net cash used in financing activities		(11,982,632)
Net decrease in cash and cash equivalents		(23,187,715)
Cash and cash equivalents at beginning of year		29,481,550
Cash and cash equivalents at end of year		$ 6,293,835
Supplemental cash flows disclosure:		
Income tax payments		$ 1,348,982
Income tax refunds		$ 145,328

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Notes to Consolidated Financial Statements

December 31, 2008

1. Organization

PFPC Distributors, Inc. and its subsidiaries (the "Company") are wholly-owned subsidiaries of PNC Global Investment Servicing (US), Inc. (the "Parent") and indirect, wholly-owned subsidiaries of PFPC Trust Company ("Trust Co.") and The PNC Financial Services Group, Inc. ("PNC"), a publicly traded company.

The Company's wholly-owned subsidiaries include BB&T AM Distributors, Inc., MGI Funds Distributors, Inc., and HighMark Funds Distributors, Inc. The Company and its subsidiaries are broker-dealers registered with the Securities and Exchange Commission ("SEC"), pursuant to Section 15(b) of the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority ("FINRA").

For the year ended December 31, 2008, the Company served as distributor and principal underwriter to the BlackRock Funds through its former subsidiary BlackRock Distributors, Inc. ("BDI"). The client terminated its services with the Company and subsequently the Company withdrew membership with FINRA for BDI. BDI filed its final FOCUS report with FINRA on December 5, 2008 and a liquidating dividend was paid on December 22, 2008.

For the year ended December 31, 2008, the Company also served as distributor and principal underwriter to the Northern Funds through its former subsidiary Northern Funds Distributors, LLC. The client terminated its services with the Company and subsequently the Company sold Northern Funds Distributors, LLC to Foreside Distributors, LLC under a purchase and sale agreement dated December 31, 2008. There was no gain or loss associated with the sale.

Certain costs which had been allocated to these former subsidiaries are being absorbed by the Company since the loss of these two clients results in no significant change to the overall services provided or management of the Company.

The Company's business includes acting as an underwriter to investment companies (clients) in retailing and wholesaling mutual fund shares. The Company also provides sales support services to registered representatives of broker-dealers which have entered into selling agreements with a mutual fund client of the Parent and administrative support services.

2. Significant Accounting Policies

Basis of Presentation - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America on a consolidated basis. All intercompany balances have been eliminated in consolidation.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act").

Accounts Receivable - Accounts receivable includes amounts due for the performance of distribution and support services.

Investments - Investments consist of shares of registered mutual fund investment companies and are stated at fair value with realized and unrealized gains and losses recorded in "Investment income" in the consolidated statement of income.

Goodwill - Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. The Company annually evaluates goodwill for impairment. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized at an amount equal to that excess. There was no impairment recognized at December 31, 2008.

Revenue Recognition - Revenue from service fees is recognized in the period the service is rendered. The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds. Monies from distribution fees are remitted to external brokers who distribute the shares of these funds to investors. In accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", receipts and payments of distribution fees are recorded on a net basis in the consolidated statement of income as revenue and contra revenue. For the year ended December 31, 2008, distribution fees received and payable by the Company were approximately $343 million.

Investment Income - Investment income is interest income earned on "Cash and cash equivalents" and "Investments" and is recognized when earned.

Out-of-Pocket Expenses - The Company records reimbursements from clients for out-of-pocket expenses in accordance with EITF Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as "Service fees," while the

2. Significant Accounting Policies (continued)

expenses are included within "Professional and other services" and "General office expenses" in the consolidated statement of income.

Income Taxes - The liability method is used in accounting for income taxes whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 5).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates and those differences may or may not be material.

Fair Value of Financial Instruments – Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The FASB's Financial Staff Position "FSP" FAS 157-2, "Effective Date of FASB Statement No. 157", defers until January 1, 2009, the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities not recognized or disclosed at least annually at fair value. This includes nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods. See Note 4 Fair Value for additional information.

Recently Issued Accounting Pronouncements - The Company adopted SFAS 159 on January 1, 2008. SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value. The adoption of this standard did not have a material effect on our results of operations or financial position.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP provides guidance as to factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets." This guidance will be effective January 1, 2009. The adoption is not expected to have a material effect on our results of operations or financial position.

In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles." This standard formalizes minor changes in prioritizing accounting principles used in the preparation of financial statements that are presented in conformity with GAAP.

2. Significant Accounting Policies (continued)

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." This FSP clarifies the application of FASB Statement No. 157, "Fair Value Measurements," in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This guidance did not have an impact in determining the fair value of financial assets for the Company as of December 31, 2008.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP amends FASB Statement No. 132 (revised 2003, "Employers' Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance will be effective December 31, 2009. We do not expect the adoption of this standard to have a material effect on retained earnings at January 1, 2010 and is not expected to have a material effect on our results of operations or financial position.

3. Net Capital Requirements

PFPC Distributors, Inc. is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. PFPC Distributors, Inc. has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, PFPC Distributors, Inc. had net capital of $1,080,707, which was $830,707 in excess of the required net capital of $250,000. In addition, BB&T AM Distributors, Inc. and HighMark Funds Distributors, Inc. are subject to the same net capital requirements. MGI Funds Distributors, Inc. has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. At December 31, 2008 net capital for the Company's subsidiaries was as follows:

	BB&T AM Distributors, Inc.	MGI Funds Distributors, Inc.	HighMark Funds Distributors, Inc.
Net capital	$ 685,021	$ 203,288	$ 350,742
Excess net capital	$ 435,021	$ 178,288	$ 100,742

4. Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. The standard focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants.

SFAS 157 establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below. The financial instruments in Level 3 are typically less liquid.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated to observable market data for substantially the full term of the asset or liability. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs. At December 31, 2008, the Company held no Level 2 assets.

Level 3 - Unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. At December 31, 2008, the Company held no Level 3 assets.

Assets and liabilities measured at fair value on a recurring basis, including instruments for which the Company has elected the fair value option, are summarized below. Cash and cash equivalents classified as Level 1 assets include investments in open-end money market mutual funds as described in Note 2.

At December 31, 2008	Level 1	Total
Cash and cash equivalents	$6,293,835	$6,293,835
Investments	401	401
	$6,294,236	$6,294,236

5. Income Taxes

The Parent is participant to a master tax sharing policy with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in the current taxes otherwise payable by the group. In conjunction with this agreement, the Parent realizes tax benefits upon the exercise of PNC nonqualified stock options by its executives.

The operating results of the Company are included in the consolidated U.S. Federal income tax return of PNC and its subsidiaries. For state income tax purposes, the Company files on a separate company basis.

The income tax provision included in the consolidated statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2008	
Current income taxes:	
Federal	$496,831
State	183,481
Total current income taxes	$680,312
Deferred income taxes:	
Federal	$ 61,574
State	(14,814)
Total deferred income taxes	$ 46,760
Total income tax provision	$727,072

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of state income taxes.

5. Income Taxes (continued)

At December 31, 2008, the Company had a net deferred income tax asset of $54,652, which resulted primarily from compensation and benefits, doubtful accounts, and state net operating losses. The asset is included on the statement of financial condition. A valuation allowance against the company's deferred tax asset is not considered necessary as of December 31, 2008.

At December 31, 2008	
Deferred tax asset	$114,613
Deferred tax liability	(59,961)
Net deferred tax asset	$ 54,652

The Company adopted FIN 48 effective January 1, 2007. The Company had no unrecognized tax benefits.

The Company is included in the consolidated federal income tax return for PNC. These consolidated returns through 2003 have been audited by the Internal Revenue Service and all disputed matters have been resolved through the IRS appeals division. The Internal Revenue Service is currently examining the 2004 through 2006 consolidated federal income tax returns.

The Company files principally in the Commonwealth of Pennsylvania, and years subsequent to 2006 remain subject to examination in that jurisdiction. However, we do not expect the results of those examinations to have a material impact on state income tax expense during the next twelve months.

At December 31, 2008, the company's subsidiaries had net operating loss carryforwards of $256,540 available which will expire from 2023 through 2028.

6. Fixed Assets

At December 31, 2008, fixed assets with a cost of $36,982 were fully depreciated. These assets represent external software and computer equipment.

7. Employee Benefit Plans

Incentive Savings Plan ("ISP") – Effective July 1, 2004, the Company, along with its Parent and the Trust Co., adopted a defined contribution plan that covers substantially all its employees and provides for employer contributions that will vary with profit levels. Contributions to this plan are made in cash and include employer basic and transitional contributions, employee elective and catch-up contributions, and a discretionary employer matching contribution which may be made in either PNC common stock or cash. Employee contributions are invested in a

7. Employee Benefit Plans (continued)

number of investment options available under the plan, including a PNC common stock fund and several '40 Act funds sponsored by BlackRock, Inc., an affiliated company, at the direction of the employee. ISP expenses for the Company were $49,592 for the year ended December 31, 2008 and are included in "Employee compensation and benefits" in the consolidated statement of income.

Postretirement Benefits - PNC provides certain health care and life insurance benefits for retired employees and their dependents. Postretirement benefits expense of $1,835 was allocated to the Company by PNC for the year ended December 31, 2008. No separate financial obligation data for the Company is available with respect to such plan.

Stock Based Compensation Plan – An executive of the Company participated in PNC's stock option award plan. Expenses recognized by the Company under this plan were $23,227 due to the issuance of stock options for the year ended December 31, 2008, and are included in "Employee compensation and benefits" and "Additional paid-in capital" in the accompanying consolidated statement of income and statement of changes in shareholder's equity, respectively.

8. Related Party Transactions

Related party revenues of approximately $1.5 million generated by providing distribution and administrative support services to affiliated open-end investment companies, are included in "Service fees" in the consolidated statement of income.

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with the Parent, which is under common control of PNC. Accordingly, the Company has been charged for such shared costs. The Parent, PNC and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2008, these allocations totaled $1,526,460, which are included in "Allocated support services," "Professional and other services" and "General office expenses" in the consolidated statement of income. At December 31, 2008, amounts payable to related parties totaled $131,513, which is included in "Related party payable" and "Due to Parent" on the consolidated statement of financial condition.

8. Related Party Transactions (continued)

The deferred tax asset of $54,652, recorded on the consolidated statement of financial condition, will result in an intercompany receivable. Furthermore, income taxes receivable of $449,918, recorded on the consolidated statement of financial condition, will result in an intercompany receivable. For the year ended December 31, 2008, income tax payments of $1,348,982 were made to PNC and Trust Co. and income tax refunds of $145,328 were received from PNC and Trust Co.

The members of the Board of Directors of the Company are employees of PFPCDI or the Parent. For the year ended December 31, 2008, the Board members did not receive any remuneration for their services.

9. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalents held in deposit accounts with PNC Bank or money market mutual funds held with an affiliate.

For the year ended December 31, 2008, approximately 23% of service fee revenue was generated from an affiliated client. In addition, approximately 20% of service fee revenue was generated from an unaffiliated open-end investment company.

10. Consolidated Subsidiaries

The following is a summary of certain financial information regarding the Company's consolidated subsidiaries:

	BB&T AM Distributors, Inc.	MGI Funds Distributors, Inc.	HighMark Funds Distributors, Inc.	Total
Total assets	$ 1,635,459	$ 258,544	$ 1,393,990	$ 3,287,993
Total liabilities	672,275	2,774	948,920	1,623,969
Total equity	$ 963,184	$ 255,770	$ 445,070	$ 1,664,024

The above does not reflect the eliminations of intercompany receivables and payables of $107,299. Total subsidiary equity of $1,664,024 is not included as capital in the computation of the Company's net capital under rule 15c3-1.

11. Distribution

On May 23, 2008, the Company paid a dividend of $3,000,000 to its Parent. On December 22, 2008, the Company paid a dividend of $8,982,632 to its Parent.

12. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

13. Reconciliation Between Unconsolidated FOCUS Report and Consolidated Financial Statements

For the year ended December 31, 2008, differences existed between amounts reported in the audited consolidated financial statements and those reported in the December 31, 2008 quarterly FOCUS report filing.

The following is a reconciliation of amounts reported in the FOCUS filing to amounts reported in the audited financial statements:

	Assets	Liabilities
Amounts reported per Part IIA FOCUS filing	$ 10,574,576	$ 5,860,966
Net effect of consolidation of subsidiaries	1,515,216	1,515,216
Amounts reported per audited financial statements	$ 12,089,792	$ 7,376,182

Supplementary Information

PFPC Distributors, Inc.

Computation of Unconcolidated Net Capital under SEC Rule 15c3-1

December 31, 2008

Net Capital:

Stockholder's equity	$	4,713,610
Deduction for nonallowable assets:		
Equity of subsidiaries		1,664,024
Accounts receivable		340,631
Intercompany receivable		107,299
Prepaid expenses		290,211
Income taxes receivable		353,663
Deferred tax asset		37,763
Goodwill		714,363
Other assets		31,243
Net capital before haircuts on securities positions		1,174,413
Haircuts on securities:		
Investment in money market mutual fund (2% of $4,682,275)		93,646
Investment in mutual funds (15% of $401)		60
Net capital	$	1,080,707

Computation of Alternative Net Capital Requirement:

Minimum net capital required	$	250,000
Net capital in excess of required minimum	$	830,707

Statement Pursuant to SEC Rule 17a-5(d)(4):

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2008, filed by PFPC Distributors, Inc. in its FOCUS Part IIA Report is not required as the computations are not materially different.

PFPC Distributors, Inc.

Computation for Determination of Reserve Requirement and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2008

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." At December 31, 2008, the Company held no customer funds and had no special account balance.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Pratt Street
Suite 1900
Baltimore MD 21202-1096
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To PFPC Distributors, Inc.

In planning and performing our audit of the consolidated financial statements of PFPC Distributors, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2009

END